UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2018 (Report No. 3)

Commission File Number 001-35932

ARCTURUS THERAPEUTICS LTD.

(Translation of Registrant’s name into English)

10628 Science Center Drive, Suite 250

San Diego, California 92121

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On May 22, 2018, the United States District Court for the Southern District of California (the “Court”) granted a preliminary injunction to compel former President and Chief Executive Officer of Arcturus Therapeutics Ltd. (the “Company”), Joseph E. Payne, to comply with and prevent violations of Section 13(d) of the Exchange Act and Regulation 13D. As a result of the injunction, Payne is required to amend his Schedule 13D by June 1, 2018 to redress his violations of these disclosure and reporting rules. The Court’s order is attached hereto as Exhibit 99.1.

This Form 6-K, excluding Exhibit 99.1, is incorporated by reference into the Registration Statements on Form F-3 (File No. 333- 209960) and Form S-8 (File No. 333-194875, File No. 333-202394, File No. 333-209947, File No. 333-217556 and File No. 333-221830) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCTURUS THERAPEUTICS LTD.

Date: May 24, 2018	By:	/s/ Mark Herbert
	Name:	Mark Herbert
	Title:	Interim President

Exhibit Index

Exhibit No.	Description

99.1	Order Granting in Part and Denying in Part Plaintiff's Motion for Preliminary Injunction and Expedited Discovery, dated May 22, 2018.